Fortuna reports consolidated financial results for 2014

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 12, 2015: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported revenue of $174.0 million, net income of $15.6 million and cash generated from operations before changes in working capital of $59.8 million in 2014.

Jorge A. Ganoza, President and CEO, commented, “2014 has been another remarkable year for the company in spite of a 20 percent reduction in realized silver price year over year. We exceeded our production guidance and improved operating margins through higher productivity and cost reductions.  Our AISCC decreased to $14.48 per ounce of silver from $20.45 in 2013. The company has a strong financial position with $77 million in cash and an untapped credit facility of $40 million.” Mr. Ganoza continued, “As we embark on a 50 percent expansion of the San Jose Mine this year, we expect our AISCC to continue to decrease upon commissioning in mid-2016; further consolidating Fortuna´s position as a low cost silver producer.”

2014 Consolidated Financial Statements and MD&A Highlights:

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Sales of $174.0 million; 27% increase over 2013

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Cash flow from operations before changes in non-cash working capital of $59.8 million; 46% increase over 2013

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Adjusted net income of $15.7 million; 67% increase over 2013

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Earnings per share of $0.12; 180% increase over 2013

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Cash position, including short term investments as at December 31, 2014 was $77.3 million; 57% increase over 2013

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Silver and gold production of 6,599,300 ounces and 35,316 ounces, respectively; 42% and 66% increase over 2013 respectively

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Cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $4.69; 33% decrease over 2013

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All-in sustaining cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $14.48; 29% decrease over 2013

Fourth Quarter 2014 Consolidated Financial Statements and MD&A Highlights:

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Sales of $37.8 million; 4% increase over the fourth quarter of 2013

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Adjusted net income of $0.2 million, compared to $3.0 million in the fourth quarter of 2013

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Cash flow from operations before changes in non-cash working capital of $10.0 million, 11% decrease over the fourth quarter of 2013

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Silver and gold production of 1,628,191 ounces and 8,896 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $5.32

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All-in sustaining cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $12.51

2014 Consolidated Year end Results

For the year ended December 31, 2014, net income was $15.6 million, compared to a loss of $19.1 million for the year ended December 31, 2013. Silver sold increased 45 percent to 6,694,552 ounces, while the realized silver price decreased 20 percent to $18.90 per ounce with respect to 2013.  Gold sold increased 70 percent to 35,758 ounces, while the realized gold price decreased 10 percent to $1,260.44 per ounce with respect to 2013. Net income was negatively affected by a higher share-based compensation expense of $3.5 million compared to 2013 mostly related to mark-to-market effects from share price appreciation and restructuring and severance costs of $1.1 million.

For the year ended December 31, 2014, the company’s adjusted net income was $15.7 million compared to $9.4 million in 2013.

Mine operating earnings increased 44 percent over the prior year, while gross margins (mine operating earnings over sales) increased from 30 percent to 35 percent. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs, 12 percent lower at San Jose and 1 percent lower at Caylloma, and higher head grades and metal recovery for silver and gold.

Cash flow from operations, before changes in working capital, increased 46 percent to $59.8 million (2013: $40.9 million), reflecting 27 percent higher sales and improved margins, from the prior year.

The company’s cash and cash equivalents and short term investments as at December 31, 2014 totaled $77.3 million (December 31, 2013: $49.1 million) and working capital was $82.4 million (December 31, 2013: $66.4 million).  Liquidity available to the company at year end exceeds $100 million considering undrawn credit lines.

Fourth Quarter 2014 Consolidated Results

Fourth quarter 2014 net income amounted to $0.1 million (Q4 2013: loss $14.9 million), resulting in basic earnings per share of $nil (Q4 2013: loss $0.12). Net income was negatively affected by restructuring and severance costs of $1.1 million and higher share-based compensation of $1.4 million, compared to fourth quarter 2013, related to mark-to-market effects from share appreciation.  Silver sold increased 16 percent to 1,611,313 ounces while the realized silver price decreased 21 percent to $16.33 per ounce from the same period in the prior year.

For the three months ended December 31, 2014, the company’s adjusted net income was $0.2 million (2013: $3.0 million) related to the non-cash impairment of inventories of $0.1 million. The decrease in adjusted net income was driven by lower silver price, a $1.1 million restructuring and severance costs and a higher share-based compensation expense.

Mine operating earnings decreased 4 percent from the fourth quarter of 2013, while gross margins (mine operating earnings over sales) decreased from 29 percent to 26 percent. The impact of lower metal prices on gross margins was partially offset by lower unit cash costs at San Jose (down 5 percent) and by higher head grades for silver and gold.

Cash flow from operations, before changes in working capital, decreased 11 percent to $10.0 million (Q4 2013: $11.2 million) driven by lower metal prices.

Consolidated Operating Results

	YEAR TO DATE RESULTS
	Years ended December 31,
	2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver (oz)	2,202,540	4,396,760	6,599,300	2,104,061	2,527,203	4,631,264
Gold (oz)	1,820	33,496	35,316	2,212	19,031	21,242
Lead (000's lbs)	16,152	-	16,152	17,780	-	17,780
Zinc (000's lbs)	27,361	-	27,361	25,211	-	25,211
Production cash cost (US$/oz Ag)*	7.02	3.52	4.69	7.65	6.53	7.03
All-in sustaining cash cost (US$/oz Ag)*	14.13	12.07	14.48	20.83	15.89	20.45
* Net of by-product credits from gold, lead and zinc

Silver and gold production for 2014, totaled 6,599,300 ounces and 35,316 ounces, respectively, exceeding the company’s production guidance for 2014 by 10 percent and 9 percent, respectively. Compared with the previous year, silver and gold production increased 42 percent and 66 percent, respectively.

Consolidated all-in sustaining cash cost per ounce of payable silver for 2014, net of by-product credits, was $14.48, 18 percent below annual guidance, as a result of higher payable ounces of silver, lower capex, and lower unit costs (2013: $20.45).

San Jose Mine Operating Results

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	181,702	158,218	676,959	456,048
Average tonnes milled per day	2,019	1,741	1,928	1,296

Silver
Grade (g/t)	208	202	226	194
Recovery (%)	89	89	89	89
Production (oz)	1,083,215	917,668	4,396,760	2,527,203
Gold
Grade (g/t)	1.65	1.42	1.72	1.46
Recovery (%)	89	89	90	89
Production (oz)	8,561	6,420	33,496	19,031
Unit Costs
Production cash cost (US$/oz Ag)*	4.13	5.55	3.52	6.53
Production cash cost (US$/tonne)	60.41	63.38	62.99	71.41
Unit Net Smelter Return (US$/tonne)	129.12	147.76	157.55	160.76
All-in sustaining cash cost (US$/oz Ag)*	9.42	10.78	12.07	15.89
* Net of by-product credits from gold

Production for the year ended December 31, 2014 was 4,396,760 ounces of silver and 33,496 ounces of gold, 74 percent and 76 percent, respectively, above the prior year’s production. The increases are the result of higher throughput of 48 percent and of higher head grade for silver and gold of 17 percent. The San Jose Mine and processing plant were expanded to 2,000 tpd in April 2014 (see Fortuna news release dated April 14, 2014). Compared to guidance for the year, silver and gold production were 10 percent and 9 percent higher, respectively.

Cash cost per tonne of processed ore for the year ended December 31, 2014 was $62.99/t, or 12% below the cost in the prior year due mainly to higher throughput, a 4% devaluation of the peso, and lower mining cost related to support and preparation, and below the annual guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.07 for the year ended December 31, 2014, below the annual guidance of $14.43.

Caylloma Mine Operating Results

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,060	116,127	464,823	458,560
Average tonnes milled per day	1,301	1,290	1,302	1,284

Silver
Grade (g/t)	173	174	174	173
Recovery (%)	84	83	85	82
Production (oz)	544,977	542,457	2,202,540	2,104,061
Gold
Grade (g/t)	0.27	0.38	0.31	0.36
Recovery (%)	33	44	40	42
Production (oz)	335	632	1,820	2,212
Lead
Grade (%)	1.70	1.59	1.70	1.92
Recovery (%)	93	93	93	91
Production (000's lbs)	4,084	3,770	16,152	17,780
Zinc
Grade (%)	3.03	2.88	2.97	2.83
Recovery (%)	89	91	90	88
Production (000's lbs)	6,986	6,676	27,361	25,211
Unit Costs
Production cash cost (US$/oz Ag)*	7.70	8.29	7.02	7.65
Production cash cost (US$/tonne)	91.60	90.49	90.57	91.22
Unit Net Smelter Return (US$/tonne)	130.13	145.51	144.57	161.19
All-in sustaining cash cost (US$/oz Ag)*	14.64	18.55	14.13	20.83
* Net of by-product credits from gold, lead and zinc

Silver production for the year ended December 31, 2014 was 5 percent above production in the prior year due to higher metallurgical recovery and slightly higher head grade. Zinc production increased 9 percent as a result of higher head grade and higher metallurgical recoveries. Lead production decreased 9 percent because of reduced head grade. Caylloma exceeded its annual production guidance of 2.0 million ounces of silver.

Cash cost per tonne at Caylloma for the year ended December 31, 2014 was $90.57 per tonne of processed ore, a decrease of 1 percent from the prior year and 3 percent above annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma for the year ended December 31, 2014 was $14.13, 17 percent below the annual guidance of $17.01.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at www.fortunasilver.com/s/financial_reports.asp.

Conference call to review 2014 Yearend Financial and Operations Results

Date:  Friday, March 13, 2015

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13601676

Playback of the webcast will be available until June 12, 2015.  Playback of the conference call will be available until March 27, 2015 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.